Exhibit 99.1

Kitov Announces Issuance of U.S. Patent

Securing Long-Term Exclusivity for KIT-302 Ahead of New Drug Application to the FDA

TEL-AVIV, Israel August 10, 2016 -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late-stage drug development, today announced that the United States Patent and Trademark Office (USPTO) issued patent #9,408,837 covering Kitov’s lead drug candidate KIT-302 which the Company expects to submit for a New Drug Application to the U.S. Food and Drug Administration by the end of 2016.

The patent, entitled “Ameliorating Drug-Induced Elevations In Blood Pressure By Adjunctive Use Of Antihypertensive Drugs,” was issued on August 9, 2016 and will have a term that can extend to May 22, 2029. Kitov Pharmaceuticals is pursuing additional claims to inventions described in the U.S. Patent #9,408,837.

KIT-302 simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of certain stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two U.S. FDA approved drugs, celecoxib (the active ingredient in Pfizer’s Celebrex®), for the treatment of pain caused by osteoarthritis and amlodipine besylate, a drug designed to treat hypertension.

“We are pleased with this newly granted patent for claims in connection with our KIT-302, representing a significant achievement for Kitov’s combination drug developments,” said J. Paul Waymack, MD the Chairman of the Board of Directors and Chief Medical Officer of Kitov. “We are committed to further developing the patent holdings over our proprietary assets in order to maximize value to our shareholders.”

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. Lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov delivers rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information, the content of which is not part of this press release, visithttp://www.kitovpharma.com

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; changes in the global pharmaceutical industry; patents attained by competitors; dependence on the effectiveness of the Company's patents and other protections for innovative products; the Company's ability to obtain, maintain and defend issued patents with protective claims; the issuance and term of patents; the commencement of any patent interference or infringement action; the Company's ability to prevail in or obtain a favorable decision in any such action; the Company's ability to recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions.  Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC (file number 333-211477), which is available on the SEC's website, http://www.sec.gov.

Contact:

Simcha Rock
Chief Financial Officer
+972-2-6254124
Simcha@kitovpharma.com

SOURCE Kitov